UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

North Haven Private Assets Fund

(Name of Filing Person(s) (Issuer))

Class S Shares
(Title of Class of Securities)
659602 106
(CUSIP Number of Class of Securities)

Class D Shares
(Title of Class of Securities)
659602 205
(CUSIP Number of Class of Securities)

Class I Shares
(Title of Class of Securities)
659602 304
(CUSIP Number of Class of Securities)

Neha Champaneria Markle
100 Front Street, Suite 700
West Conshohocken, PA 19428
212-761-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Rajib Chanda
Nathan Briggs

Matthew C. Micklavzina
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

May 15, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 15, 2026, by North Haven Private Assets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest of the Fund (“Shares”) in an aggregate amount up to approximately 5.00% of the net assets of the Fund as of March 31, 2026 (or $492,162,018.82) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 15, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1.	The Offer expired at 11:59 p.m., Eastern Time, on June 23, 2026.

2.	38,943.954 Class S Shares, 0 Class D Shares, and 44,244.000 Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares S Shares, Class D Shares, and Class I Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The Fund paid 100% of the Class S Shares, Class D Shares, and Class I Shares tendered in accordance with the terms of the Offer.

3.	The net asset value per Class S Shares, Class D Shares, and Class I Shares tendered pursuant to the Offer was calculated as of June 30, 2026 in the amount of $24.1121, $0.00, and $24.2285, respectively.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this final amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12.	EXHIBITS.

107	Filing Fees: Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

North Haven Private Assets Fund

By:	/s/ Neha Markle
Name: Neha Markle
Title: Chief Executive Officer, President and Trustee

July 24, 2026

EXHIBIT INDEX

EXHIBITS

Filing Fees: Calculation of Filing Fee Tables